DELL COMMENCES TENDER OFFER FOR PEROT SYSTEMS;
ACQUISITION WILL FURTHER EXPAND COMPANY’S IT SERVICES, SOLUTIONS
ROUND ROCK, Texas, Oct. 2, 2009 — Dell today announced that it has commenced its tender offer for Perot Systems.
The move represents the next step toward an acquisition first announced Sept. 21. When completed, the expanded Dell is expected to help customers thrive and grow through a broader range of smartly delivered IT services and solutions, and better position the company for its own immediate and long-term growth and efficiency.
Dell anticipates the acquisition will close during the company’s November-January fiscal quarter.
The cash tender, through a wholly owned Dell subsidiary, is for all outstanding shares of Perot Systems Class A common stock at a price of $30 per share, without interest and less any applicable withholding or stock-transfer taxes.
The tender offer is subject to conditions set forth in the Offer to Purchase, including a minimum share-tender condition, the expiration or termination of the Hart-Scott-Rodino waiting period, and the obtainment of applicable approvals under the antitrust, competition or merger control laws of other countries, and other customary conditions, as described in the merger agreement.
Unless extended, the tender offer and any withdrawal rights to which Perot Systems stockholders may be entitled will expire at midnight, New York City time, on Monday, Nov. 2, 2009 (at the close of Nov. 2). Following acceptance for payment of shares in the tender offer and completion of the transactions contemplated in the merger agreement, Perot Systems will become a wholly owned subsidiary of Dell.
Complete terms and conditions of the tender offer are set forth in the Offer to Purchase, Letter of Transmittal and other related materials filed by Dell and DII — Holdings Inc. with the SEC on Oct. 2, 2009. In addition, on Oct. 2, 2009, Perot Systems filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC relating to the tender offer. Copies of the Offer to Purchase, Letter of Transmittal and other related materials, including the Solicitation/Recommendation Statement, are available free of charge from D.F. King & Co., Inc., the information agent for the tender offer, toll-free at (800) 488-8095 (banks and brokers call collect (212) 269-5550). BNY Mellon Shareowner Services is acting as depositary for the tender offer.
About DELL
Dell Inc. (NASDAQ: DELL) listens to customers and delivers innovative technology and services they need and value. For more information, visit www.dell.com. Investors wishing to communicate directly with Dell may go to www.dell.com/dellshares.
Special Note:
This press release is for informational purposes only and is not an offer to purchase or a solicitation of an offer to sell securities. The tender offer is being made only pursuant to the Offer to Purchase, Letter of Transmittal and related materials that Dell and DII— Holdings Inc. have filed with the SEC on a Tender Offer Statement on Schedule TO on October 2, 2009. In addition, Perot Systems has filed a Solicitation Recommendation Statement on Schedule 14D-9 with respect to the tender offer on October 2, 2009. The

Tender Offer Statement (and related materials) and the Solicitation/Recommendation Statement contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials may be obtained free of charge from D.F. King & Co., Inc., the information agent for the tender offer, toll-free at (800) 488-8095 (banks and brokers call collect (212) 269-5550). In addition, all of those materials (and all other offer documents filed with the SEC) are available at no charge on the SEC’s website at www.sec.gov.
Statements in this release that relate to future results and events are forward-looking statements based on Dell’s current expectations. Actual results and events in future periods may differ materially from those expressed or implied by these forward-looking statements because of a number of risks, uncertainties and other factors. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the expected benefits and costs of the transaction; management plans relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; that the transaction may not be timely completed, if at all; that, prior to the completion of the transaction, Perot Systems’ business may experience disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities; that the parties are unable to successfully implement integration strategies; and other risks that are described in Dell’s and Perot Systems’ Securities and Exchange Commission reports, including but not limited to the risks described in Dell’s Annual Report on Form 10-K for its fiscal year ended January 30, 2009 and Perot Systems’ Annual Report on Form 10-K for the fiscal year ended December 31, 2008. Dell assumes no obligation and do not intend to update these forward-looking statements.
DELL is a trademark of DELL Inc.
Perot Systems is a trademark of Perot Systems Corp.
Dell disclaims any proprietary interest in the marks and names of others.

Contact Information
Media Contacts:
Jess Blackburn	Dell	(512) 728-8295	jess_blackburn@dell.com
David Frink	Dell	(512) 728-2678	david_frink@dell.com
Investor Relations Contacts:
Robert Williams	Dell	(512) 728-7570	robert_williams@dell.com
Shep Dunlap	Dell	(512) 723-0341	shep_dunlap@dell.com